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HAPPINESS BIOTECH GROUP LIMITED
NO.11, DONGJIAO EAST ROAD
SHUANGXI SHUNCHANG, NANPING CITY
FUJIAN F4 353001, CHINA

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on October 20, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on October 20, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D60421-P61478 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

HAPPINESS BIOTECH GROUP LIMITED

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL OF THE NOMINEES LISTED BELOW AND "FOR" EACH OF THE OTHER PROPOSALS.

1. To elect each of the five directors named in this notice to shareholders (the **"Proxy Statement"**) to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified;

Nominees:	For	Against	Abstain
1a. Xuezhu Wang	☐	☐	☐
1b. Zhangshu Huang	☐	☐	☐
1c. Lun Liu	☐	☐	☐
1d. John Levy	☐	☐	☐
1e. Wenhui Lin	☐	☐	☐

	For	Against	Abstain
2. To ratify the appointment of Briggs & Veselka Co. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2022;	☐	☐	☐
3. (i) To approve as a special resolution an alteration to the share capital of the Company by: a. the conversion of each issued paid up Ordinary Share with a par value of $0.0005 each into stock (the "**Stock**"); b. the alteration of the authorized issued share capital of the Company from (i) US$50,000 divided into 90,000,000 Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each; to (ii) 70,000,000 Class A Ordinary Shares with a par value of $0.0005 each, 20,000,000 Class B Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each, in each case having the rights and subject to the restrictions set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted pursuant to the proposal No.5 below; and c. the reconversion of the Stock into: i. 12,045,100 Class B Ordinary Shares to be issued as fully paid in the name of Happy Group Inc., an entity controlled by Mr. Xuezhu Wang ("**Happy Group**"), and 150,000 Class B Ordinary Shares to be issued as fully paid in the name of Mr. Xuezhu Wang; and ii. one Class A Ordinary Share to be issued as fully paid in the name of each member, excluding the members issued Class B Ordinary Shares pursuant to the foregoing paragraph a., for each Ordinary Share which was registered in the name of a member (excluding the members issued Class B Ordinary Shares pursuant to the foregoing paragraph a.) prior to the application of this resolution (collectively, the "**Amendment to the Authorized Share Capital**");	☐	☐	☐
4. To approve as a special resolution that the registered name of the Company be changed to "Happiness Development Group Limited" and, subject to the proposed new name conforming with section 30 of the Companies Act (as revised), the change of name shall take effect from the date of this resolution; and	☐	☐	☐
5. To approve as a special resolution that the Second Amended and Restated Memorandum and Articles of Association of the Company (the "Amended M&A") in substitution for the existing First Amended and Restated Memorandum and Articles of Association of the Company.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

D60422-P61478

HAPPINESS BIOTECH GROUP LIMITED
Annual Meeting of Shareholders
October 21, 2021 at 10:00 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Xuezhu Wang and Bian Jiong, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of ordinary shares HAPPINESS BIOTECH GROUP LIMITED that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 AM, ET on October 21, 2021, at No. 11, Dongjiao East Road, Shunchang County, Nanping, Fujian, People's Republic of China, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side